

Ivan Ablamskyi

CEO, Team Lead at Coppertino Inc. (VOX)

Ukraine

Connect ...

Coppertino Inc.

National Technical University of Ukraine 'Kyi...

See contact info

500+ connections

- Network building and support (NOC development) - Network and servers administration. - Web Development (PHP, Ruby) - DBA - mysql, HA/HL database support, server replications - OBJ-C / Cocoa development. - Team building. Specialties: - Linux/BSD server administration. - Development...

Show more

Experience

CEO, Co-founder

Coppertino Inc.

Feb 2011 – Present · 7 yrs 9 mos

Works on development application for Mac OS X. Planning, launch.

VOX | Feature-Rich Music Player for Mac

Co Founder

Internet Investments Group

Aug 2009 – Present · 9 yrs 3 mos

Kyiv, Ukraine

Support YourApp

Co-founder, Technical Advisor

SupportYourApp

May 2010 – Aug 2013 · 3 yrs 4 mos

Kyiv, Ukraine

Akademos, Inc.

Application developer

Akademos, Inc.

Jul 2008 – Jul 2009 · 1 yr 1 mo

Intership APIT program
- PHP/Ruby development
- DBA Support
- MySQL Developer... See more

MacPaw

CSA and web-development

MacPaw

2008 – 2009 · 1 yr

Show 5 more experiences ⌄

Education

 **National Technical University of Ukraine 'Kyiv Polytechnic Institute'**
2004 – 2010

Skills & Endorsements

MySQL · 29

Endorsed by **Oleksii Schastlyvyi, who is highly skilled at this**

Endorsed by **6 of Ivan's colleagues at Coppertino Inc.**

Software Development · 26

Endorsed by **4 of Ivan's colleagues at Coppertino Inc.**

Subversion · 18

Endorsed by **Oleksandr Savchenko and 3 others who are highly skilled at this**

Endorsed by **2 of Ivan's colleagues at Coppertino Inc.**

Show more ⌄

Recommendations

Received (2)   **Given (1)**

Daniel Rubin
VP of Technology at Akademos, Inc.
September 14, 2009, Daniel managed Ivan directly

Ivan posses a wide breadth of knowledge in the areas of system administration and development. Was able to work on his own to effectively solve multitude of IT issues. A great addition to any team.

Petro Bondarevskyi
Founder, Creative Advisor
March 5, 2008, Petro worked with Ivan but at different companies

Strong points are: hightly efficient work, managing skills, working overtime (if required) and result-oriented working. Ivan is very strong in latest web-development trends and innovations, can quickly apply 'em to actual projects.